UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Top Tankers Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Y8897Y107

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.     ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,602,829 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,602,829 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,602,829 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.27%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,602,829 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,602,829 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,602,829 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.27%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,233,945 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,233,945 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,233,945 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.95%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76026W208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,233,945 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,233,945 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,233,945 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.95%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2, which amends and restates the Schedule 13D originally filed by QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC on December 26, 2006 and amended on December 29, 2006 (the “Schedule 13D”), is being filed to amend the cover pages and Items 3 and 5 of the Schedule 13D to correct the information regarding share purchases on December 20, 2006 as reported in the Schedule 13D, and to reflect additional acquisitions subsequent to the filing of Amendment No. 1 through January 26, 2007. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to common stock, $0.01 par value per share (the “Common Stock”) of Top Tankers Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 1, Vassilissis Sofia Str. & Meg., Alexandrou St., 151 24 Maroussi, Greece.

Item 2. Identity and Background

(a) – (c). This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), its general partner, QVT Financial GP LLC, a Delaware limited liability company, QVT Fund LP, a Cayman Islands limited partnership (the “Fund”), and its general partner, QVT Associates GP LLC, a Delaware limited liability company. The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The Fund’s registered address is c/o Walkers SPV, Walkers House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The Fund’s principal business is investment in securities. QVT Financial’s principal business is investment management and it acts as the investment manager for QVT Fund LP (the “Fund”) and its several ‘feeder’ funds. QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and the Separate Account.

Daniel Gold, Lars Bader, Nicholas Brumm and Tracy Fu (the “Covered Persons”) are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC, the Fund, QVT Associates GP LLC or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by the Fund and the Separate Account between August 10, 2005 and January 26, 2007 for approximately $22.2 million. The source of funds for the purchases was cash available for investment held by the Fund and the Separate Account.

Item 4. Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The reporting persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the reporting persons may acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, in the open market or otherwise, or dispose of, or cause to be disposed, such securities, derivatives or instruments, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of QVT Financial, the Fund, the Separate Account, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the reporting persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for the Fund, which beneficially owns 2,233,945 shares of Common Stock. QVT Financial is also the investment manager for the Separate Account, which holds 368,884 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 2,602,829 shares of Common Stock, consisting of the shares owned by the Fund and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

The Fund beneficially owns 2,233,945 shares of Common Stock. QVT Associates GP LLC, as General Partner of the Fund, may be deemed to beneficially own the same number of shares of Common Stock reported by the Fund.

The Covered Persons, as managing members of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial and the Fund.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the shares of Common Stock owned by the Fund and the shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Fund, except to the extent of its pecuniary interest therein.

(c) The reported share amounts for QVT Financial, QVT Financial GP LLC, the Fund and QVT Associates GP LLC reflect amounts as of January 26, 2007. The Fund and Separate Account effected the following transactions in the Common Stock during the past 60 days:

•	On November 29, 2006, the Fund made the following purchases in the open market: 85,874 shares of Common Stock, at a price of $5.05 per share and 107,342 shares of Common Stock at a price of $5.12 per share. On that date, the Separate Account made the following purchases in the open market: 14,126 shares of Common Stock at a price of $5.05 per share and 17,658 shares of Common Stock at a price of $5.12 per share.

•	On November 30, 2006, the Fund made the following purchases in the open market: 21,469 shares of Common Stock at a price of $5.18 per share and 8,330 shares of Common Stock at a price of $5.195 per share. On that date, the Separate Account made the following purchases in the open market: 3,531 shares of Common Stock at a price of $5.18 per share and 1,370 shares of Common Stock at a price of $5.195 per share.

•	On December 1, 2006, the Fund made the following purchases in the open market: 34,607 shares of Common Stock at a price of $5.162 per share and 85,874 shares of Common Stock at a price of $5.11 per share. On that date, the Separate Account made the following purchases in the open market: 5,693 shares of Common Stock at a price of $5.162 per share and 14,126 shares of Common Stock at a price of $5.11 per share.

•	On December 4, 2006, the Fund purchased 21,468 shares of Common Stock, and the Separate Account purchased 3,532 shares of Common Stock in the open market at a price of $5.10 per share.

•	On December 11, 2006, the Fund made the following purchases in the open market: 28,429 shares of Common Stock at a price of $5.098 per share and 42,964 shares of Common Stock at a price of $5.097 per share. On that date, the Separate Account made the following purchases in the open market: 4,656 shares of Common Stock at a price of $5.098 per share and 7,036 shares of Common Stock at a price of $5.097 per share.

•	On December 12, 2006, the Fund purchased 117,749 shares of Common Stock in the open market at a price of $5.094 per share, purchased 21,482 shares of Common Stock in the open market at a price of $5.06 per share, and sold 12,852 shares of Common Stock in the open market at a price of $5.053 per share. On that date, the Separate Account purchased 19,283 shares of Common Stock in the open market at a price of $5.094 per share, purchased 3,518 shares of Common Stock in the open market at a price of $5.06 per share, and sold 2,148 shares of Common Stock in the open market at a price of $5.053 per share.

•	On December 14, 2006, the Fund purchased 34,371 shares of Common Stock, and the Separate Account purchased 5,629 shares of Common Stock in the open market at a price of $5.00 per share.

•	On December 15, 2006, the Fund purchased 22,864 shares of Common Stock, and the Separate Account purchased 3,744 shares of Common Stock in the open market at a price of $4.95 per share.

•

On December 18, 2006, the Fund purchased 30,075 shares of Common Stock in the open market at a price of $4.93 per share, purchased 68,492 shares of Common Stock in the open market at a price of $4.897 per share, and sold 3,601 shares of Common Stock in the open market at a price of $4.932 per share. On that date, the Separate Account purchased 4,925 shares of Common Stock in the open market at a price of $4.93 per share, purchased 11,217 shares of Common Stock in the open market at a price of $4.897 per share, and sold 599 shares of Common Stock in the open market at a price of $4.932 per share.

•	On December 19, 2006, the Fund purchased 42,964 shares of Common Stock in the open market at a price of $4.89 per share and sold 515 shares of Common Stock in the open market at a price of $4.89 per share. On that date, the Separate Account purchased 7,036 shares of Common Stock in the open market at a price of $4.89 per share and sold 85 shares of Common Stock in the open market at a price of $4.89 per share.

•	On December 20, 2006, the Fund purchased 86,101 shares of Common Stock and the Separate Account purchased 14,099 shares of Common Stock in the open market at a price of $4.95 per share.

•	On December 21, 2006, the Fund purchased 111,706 shares of Common Stock and the Separate Account purchased 18,294 shares of Common Stock in the open market at a price of $4.976 per share.

•	On December 26, 2006, the Fund made the following purchases in the open market: 21,482 shares of Common Stock at a price of $4.91 per share and 49,752 shares of Common Stock at a price of $4.897 per share. On that date, the Separate Account made the following purchases in the open market: 3,518 shares of Common Stock at a price of $4.91 per share and 8,148 shares of Common Stock at a price of $4.897 per share.

•	On December 27, 2006, the Fund made the following purchases in the open market: 34,371 shares of Common Stock at a price of $4.88 per share and 44,394 shares of Common Stock at a price of $4.859 per share. On that date, the Separate Account made the following purchases in the open market: 5,629 shares of Common Stock at a price of $4.88 per share and 7,270 shares of Common Stock at a price of $4.859 per share.

•	On December 28, 2006, the Fund purchased 173,575 shares of Common Stock, and the Separate Account purchased 28,425 shares of Common Stock in the open market at a price of $4.837 per share.

•	On December 29, 2006, the Fund made the following purchases in the open market: 25,778 shares of Common Stock at a price of $4.65 per share and 137,142 shares of Common Stock at a price of $4.75 per share. On that date, the Separate Account made the following purchases in the open market: 4,222 shares of Common Stock at a price of $4.65 per share and 22,458 shares of Common Stock at a price of $4.75 per share.

•	On January 8, 2007, the Fund purchased 21,482 shares of Common Stock, and the Separate Account purchased 3,518 shares of Common Stock in the open market at a price of $4.69 per share.

•	On January 11, 2007, the Fund purchased 43,136 shares of Common Stock, and the Separate Account purchased 7,064 shares of Common Stock in the open market at a price of $4.919 per share.

•	On January 12, 2007, the Fund purchased 76,762 shares of Common Stock, and the Separate Account purchased 12,571 shares of Common Stock in the open market at a price of $4.925 per share.

•	On January 23, 2007, the Fund made the following purchases in the open market: 21,527 shares of Common Stock at a price of $4.88 per share and 44,776 shares of Common Stock at a price of $4.854 per share. On that date, the Separate Account made the following purchases in the open market: 3,473 shares of Common Stock at a price of $4.88 per share and 7,224 shares of Common Stock at a price of $4.854 per share.

•	On January 24, 2007, the Fund purchased 5,252 shares of Common Stock, and the Separate Account purchased 848 shares of Common Stock in the open market at a price of $4.815 per share.

•	On January 25, 2007, the Fund purchased 13,433 shares of Common Stock, and the Separate Account purchased 2,167 shares of Common Stock in the open market at a price of $4.82 per share.

•	On January 26, 2007, the Fund purchased 21,527 shares of Common Stock, and the Separate Account purchased 3,473 shares of Common Stock in the open market at a price of $4.82 per share.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, the reporting persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

From time to time, the reporting persons may enter into and dispose of certain derivative transactions with one or more counterparties or, to the extent permitted by applicable laws, the reporting persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Item 7. Material to Be Filed as Exhibits

Exhibit	1 - Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: January 26. 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management